UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55189

NorthStar Real Estate Income II, Inc.

(Colony NorthStar Credit Real Estate, Inc., as successor by merger to NorthStar Real Estate Income II, Inc.)

(Exact name of registrant as specified in its Charter)

c/o Colony NorthStar Credit Real Estate, Inc.

515 S. Flower Street

44th Floor

Los Angeles, CA 90071

(310) 282-8820

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A and Class T Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Pursuant to the Master Combination Agreement, dated as of August 25, 2017, as amended and restated on November 20, 2017, by and among (i) Colony Capital Operating Company, LLC, (ii) NRF RED REIT Corp., (iii) NorthStar Real Estate Income Trust, Inc., (iv) NorthStar Real Estate Income Trust Operating Partnership, LP, (v) NorthStar Real Estate Income II, Inc., (vi) NorthStar Real Estate Income Operating Partnership II, LP, (vii) Colony NorthStar Credit Real Estate, Inc. and (viii) Credit RE Operating Company, LLC, NorthStar Real Estate Income II, Inc. merged with and into Colony NorthStar Credit Real Estate, Inc. on January 31, 2018, at which time the separate corporate existence of NorthStar Real Estate Income II, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Colony NorthStar Credit Real Estate, Inc., as successor by merger to NorthStar Real Estate Income II, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 1, 2018	COLONY NORTHSTAR CREDIT REAL ESTATE, INC., as successor by merger to NorthStar Real Estate Income II, Inc.

	By:	/s/ David A. Palamé
	Name:	David A. Palamé
	Title:	General Counsel and Secretary